James L. Janik
President and Chief Executive Officer
Douglas Dynamics, Inc.
7777 North 73rd Street
Milwaukee, Wisconsin 53223

May 3, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street, NE
Washington D.C. 20549

Attention: Russell Mancuso

Re:	Douglas Dynamics, Inc.'s Amendment No. 6 to Registration Statement on Form S-1 Filed April 29, 2010 (File No. 333-164590)

Dear Mr. Mancuso:

        In response to the telephone conference with you on April 30, 2010, regarding the Company's Amendment No. 6 to Registration Statement on Form S-1 (File No. 333-164590) filed with the Securities and Exchange Commission (the "Commission") on April 29, 2010 (the "Registration Statement"), Douglas Dynamics, Inc. (the "Company," "we" or "our") has endeavored to respond fully to the questions you raised. In response thereto, we have filed today with the Commission Amendment No. 7 to the Registration Statement ("Amendment No. 7") and have included with this letter a copy of Amendment No. 7.

  1.
  You have asked us to further clarify our response to prior comment 1. As previously noted, the authors of the referenced report are general business consultants who do not have specific expertise in the Company's industry. While their report summarizes the data compiled in their industry sampling, we believe, based on our own specific industry knowledge, that a significant portion of the report misinterprets underlying facts, fails to articulate that the purported underlying facts are based on limited sample data or, most importantly, fails to articulate that in many cases the conclusions reached are immaterial to the Company's business.

  We believe the statements on pages 63 and 64 that assert that price competition among distributors has already resulted in distributor margin erosion are derived from limited information. Based on our extensive knowledge of the industry and ongoing interaction with our distributors, we do not believe conclusive evidence exists to suggest that distributor margin erosion has occurred to a significant enough level to warrant conclusive disclosure on the topic. We also do not have sufficient basis to conclude that competition among our distributors has or would be the cause of such margin erosion. As such, we believe our disclosure that "price competition among the distributors that sell our products could lead to margin erosion among our distributors..." is accurate.

  Further, and much more importantly, even if we were to take the authors' statements as fact, any distributor margin erosion, to the extent it actually has occurred, has not impacted the Company, its market share or its results of operations in any discernible way. While we place great value on our distributor relationships, it is important to keep firmly in focus that competition between, and margin erosion among, our dealers, whether actual or potential, does not directly translate into margin erosion for, or other harm to, the Company. To date, no such effects have impacted the Company in any discernible way. While we acknowledge such an impact is possible, we again note our belief that the disclosure set forth on page 17 of Amendment No. 6 adequately discloses that risk.

  2.
  In addition to the exhibits referenced in your prior comment 16, you have asked us to file all remaining exhibits to the exhibits to the Registration Statement referenced therein. Accordingly, the Company has filed herewith revised and complete Exhibits 10.1 through 10.4.

*    *    *

        We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Douglas, feel free to call me at 414-362-3940.

Sincerely,

/s/ James L. Janik

James L. Janik
President and Chief Executive Officer